Exhibit 99.1

CureVac N.V.

Unaudited Interim Condensed Consolidated Financial

Statements

As of June 30, 2025 and December 31, 2024

and for the three and six months ended

June 30, 2025 and 2024

CureVac N.V.

Unaudited Interim Condensed Consolidated Statements of Operations and

Other Comprehensive Income (Loss)

		Three months ended June 30,		Six months ended June 30,
(in thousands of EUR, except per share amounts)	Note	2024	2025	2024	2025
Revenue	3.1	14,436	1,245	26,809	2,138
Cost of sales	3.2	(40,723)	(2,212)	(82,412)	(3,087)
Selling and distribution expenses		(1,002)	(1,244)	(1,957)	(2,207)
Research and development expenses	3.3	(31,093)	(34,879)	(58,918)	(72,473)
General and administrative expenses	3.4	(15,931)	(25,394)	(35,050)	(41,803)
Other operating income		1,023	1,020	5,154	1,548
Other operating expenses		(329)	(281)	(563)	(588)
Operating loss		(73,620)	(61,746)	(146,938)	(116,473)
Finance income		2,533	2,344	6,303	5,749
Finance expenses		(155)	(565)	(495)	(897)
Loss before income tax		(71,243)	(59,966)	(141,129)	(111,621)
Income tax benefit/ (expense)	7	(1,301)	406	(1,967)	(23)
Net loss for the period		(72,543)	(59,560)	(143,096)	(111,644)
Other comprehensive income (loss):
Items that may be subsequently reclassified to profit or loss
Foreign currency adjustments		(23)	(231)	(79)	(344)
Total comprehensive loss for the period		(72,566)	(59,791)	(143,175)	(111,988)
Net loss per share (basic and diluted)	8	(0.32)	(0.26)	(0.64)	(0.50)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CureVac N.V.

Interim Condensed Consolidated Statements of Financial Position

		December 31,	June 30,
	Note	2024	2025
(in thousands of EUR)			(unaudited)
Assets
Non-current assets
Intangible assets and goodwill		25,155	25,072
Property, plant and equipment		204,946	201,650
Right-of-use assets		39,706	36,761
Other assets		1,514	1,506
Deferred tax assets		5,092	4,114
Total non-current assets		276,412	269,103
Current assets
Assets held for sale		1,597	1,500
Inventories		541	541
Trade receivables	3.1	14,077	409
Contract assets	3.1	2,764	—
Other financial assets		3,622	3,111
Prepaid expenses and other assets		16,271	14,220
Current tax assets	7	5,794	7,293
Cash and cash equivalents		481,748	392,703
Total current assets		526,414	419,777
Total assets		802,827	688,880
Equity and liabilities
Equity	4
Issued capital		26,921	27,021
Capital reserve		2,073,444	2,075,091
Accumulated deficit		(1,403,796)	(1,515,440)
Other comprehensive income		39	(305)
Total equity		696,608	586,367
Non-current liabilities
Lease liabilities		33,644	31,147
Contract liabilities		—	174
Deferred tax liabilities		227	227
Other liabilities	6	—	2,946
Total non-current liabilities		33,871	34,495
Current liabilities
Lease liabilities		5,321	4,885
Trade and other payables		17,272	7,581
Provisions	6	1,956	1,000
Other liabilities	6	29,545	36,302
Income taxes payable		18,254	18,249
Total current liabilities		72,348	68,018
Total liabilities		106,219	102,512
Total equity and liabilities		802,827	688,880

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CureVac N.V.

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity
for the six months ended June 30, 2025 and 2024

				Currency
	Issued	Capital	Accumulated	translation	Total
(in thousands of EUR)	capital	reserve	deficit	reserve	equity
Balance as of January 1, 2024	26,879	2,056,110	(1,565,981)	(67)	516,941
Net loss	—	—	(143,096)	—	(143,096)
Other comprehensive loss	—	—	—	(79)	(79)
Total comprehensive loss	—	—	(143,096)	(79)	(143,175)
Share-based payment expense	—	1,731	—	—	1,731
Realized tax benefits on transaction costs of prior years	—	898	—	—	898
Settlement of share-based payment awards	39	99	—	—	138
Balance as of June 30, 2024	26,918	2,058,839	(1,709,077)	(146)	376,533

				Currency
	Issued	Capital	Accumulated	translation	Total
(in thousands of EUR)	capital	reserve	deficit	reserve	equity
Balance as of January 1, 2025	26,921	2,073,444	(1,403,796)	39	696,608
Net loss	—	—	(111,644)	—	(111,644)
Other comprehensive income (loss)	—	—	—	(344)	(344)
Total comprehensive income (loss)	—	—	(111,644)	(344)	(111,988)
Share-based payment expense	—	2,694	—	—	2,694
Reversal of realized tax benefits on transaction costs of prior years	—	(947)	—	—	(947)
Settlement of share-based payment awards	100	(100)	—	—	—
Balance as of June 30, 2025	27,021	2,075,091	(1,515,440)	(305)	586,367

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CureVac N.V.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

	For the six months ended June 30,
(in thousands of EUR)	2024	2025
Operating activities
Loss before income tax	(141,129)	(111,621)
Adjustments to reconcile loss before tax to net cash flows
Finance income	(6,303)	(5,749)
Finance expense	495	897
Depreciation and amortization	9,993	8,985
Impairment / (reversal of impairment) of intangible assets, property, plant and equipment and right-of-use assets	3,248	(100)
Loss on disposal of fixed assets	573	265
Impairment of inventory	23,670	—
Share-based payment expense	1,731	2,694
Other operating income	—	(227)

Working capital changes
Decrease in trade receivables, contract assets, assets held for sale and other assets	4,673	18,779
Decrease in inventory	674	—
(Decrease) / increase in trade and other payables, other liabilities and contract liabilities	(64,822)	467
Decrease in provisions	(20,276)	(956)
Income taxes paid	(1,511)	(1,712)
Interest received	4,491	5,958
Interest paid	(1,172)	(1,116)
Net cash flow used in operating activities	(185,667)	(83,436)

Investing activities
Purchase of property, plant and equipment	(8,487)	(1,213)
Purchase of intangible assets	(4,088)	(853)
Net cash flow used in investing activities	(12,575)	(2,066)

Financing activities
Payments on lease obligations	(2,479)	(2,621)
Payment on / proceeds from treasury shares/exercise of options	138	—
Net cash flow used in financing activities	(2,340)	(2,621)

Net decrease in cash and cash equivalents	(200,582)	(88,123)
Effect of exchange rate changes on cash and cash equivalents	645	(923)
Cash and cash equivalents, beginning of period	402,452	481,748
Cash and cash equivalents, end of period	202,515	392,703

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

1. Corporate Information

CureVac N.V. (CureVac or CV or the Company) is the parent company of CureVac Group (Group) and, along with its subsidiaries, is a global biopharmaceutical company developing a new class of transformative medicines based on the messenger ribonucleic acid (mRNA) that has the potential to improve the lives of people.

Following a comprehensive operational assessment in 2023 and the 2024 GSK Agreement (refer to Note 3.1. for further information), we have implemented in 2024 an organizational restructuring to focus our resources on mRNA opportunities in oncology, infectious diseases and other selected areas of substantial unmet medical need. The change in strategy included an approximately 30% headcount reduction, streamlined our structures across most areas of the Company and resulted in a change in the activities of the organization towards research and development. Subsequent to this change “Costs of sales” include only costs of product sales or costs to fulfill other performance obligations under the Group’s license and collaboration agreements. Prior to the change in strategy, cost of sales additionally included costs related to the Group’s manufacturing organization. Such costs, subsequent to the change in strategy, are recognized as “Research and Development Expenses”.

The Company is incorporated in the Netherlands and is registered in the commercial register at the Netherlands Chamber of Commerce under 77798031. The Company’s registered headquarters is Friedrich-Miescher-Strasse 15, 72076 Tübingen, Germany. Dievini Hopp BioTech holding GmbH & Co. KG (dievini), which is an investment company dedicated to the support of companies in health and life sciences, is the largest shareholder of CureVac. Together with its related parties, dievini has held shares and voting rights in CureVac of appr. 37 % during the last twelve months, dievini is thus considered to be the de facto parent of the Group. Dietmar Hopp, Daniel Hopp and Oliver Hopp are the ultimate controlling persons (of the main shareholders) of dievini, and, therefore, control the voting and investment decisions of dievini.

On June 12, 2025, the Company and BioNTech SE (“BioNTech”), a global next generation immunotherapy company pioneering novel investigative therapies for cancer and other serious diseases, announced they entered into a definitive Purchase Agreement pursuant to which BioNTech intends to acquire all of the shares of CureVac in a public exchange offer (the “Transaction”). Under the terms of the Purchase Agreement, each CureVac share will be exchanged for approximately $5.46 in BioNTech American Depository Shares (“ADSs”), resulting in an implied aggregate equity value for CureVac of approximately $1.25 billion (subject to the adjustments described below). The consideration is subject to a collar mechanism, such that if the 10-day volume weighted average price of the BioNTech ADSs ending on the fifth business day prior to the closing of the offer (“VWAP”) exceeds USD 126.55, the exchange ratio would be 0.04318, and if the VWAP is lower than USD 84.37, the exchange ratio would be 0.06476. Following the closing of the exchange offer, BioNTech and CureVac will effectuate a corporate reorganization of CureVac and its subsidiaries, resulting in BioNTech owning 100% of CureVac’s business and interests in CureVac and its subsidiaries. The Transaction is supported by CureVac’s major shareholder dievini Hopp BioTech holding GmbH & Co. KG and certain of its affiliates, as well as by its shareholders Kreditanstalt für Wiederaufbau and Glaxo Group Limited, and it was unanimously approved by both BioNTech’s and CureVac’s management and supervisory boards. The Transaction, which is expected to close in 2025, is subject to the satisfaction of customary closing conditions, including a minimum acceptance threshold of at least 80% of CureVac’s shares (which threshold may be reduced to 75% unilaterally by BioNTech under certain circumstances) and required regulatory approvals.

On June 30, 2025, CureVac Merger B.V., a private limited liability company was incorporated under the law of the Netherlands as a direct wholly owned subsidiary of CureVac N.V. The Company formed CureVac Merger B.V. to facilitate a legal downstream merger as part of the planned corporate reorganization following the closing of the exchange offer, as described above. To date, CureVac Merger B.V. has not conducted any material activities.

2. Basis of preparation

The interim condensed consolidated financial statements as of and for the three and six months ended June 30, 2025 and 2024, have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2024. The interim condensed consolidated financial statements were authorized by the Management Board for presentation to the Supervisory Board on August 11, 2025. The Group’s interim condensed consolidated financial statements are presented in Euros (“EUR”). Unless otherwise stated, amounts are rounded to thousands of Euros, except per share amounts. Due to rounding, differences may arise when individual amounts or percentages are added together.

New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2024. The new and amended standards and interpretations applied for the first time as of January 1, 2025, as disclosed in the notes to the consolidated financial statements as of December 31, 2024, had no impact on the interim condensed consolidated financial statements of the Group as of and for the three and six months ended June 30, 2025. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

3. Notes to the Consolidated Statements of Operations

3.1 Revenue from contract with customers

The Group recognized the following revenues:

	Three months ended June 30,		Six months ended June 30,
	2024	2025	2024	2025
	EUR k	EUR k	EUR k	EUR k
Belgium
GSK	8,727	186	17,622	493
Switzerland
CRISPR	5,709	1,059	9,187	1,645
Total	14,436	1,245	26,809	2,138

During the three months ended June 30, 2025, the Company recognized revenues from:

	over-time		at point-in-time
	2024	2025	2024	2025
	EUR k	EUR k	EUR k	EUR k
i) delivery of research and development services combined with an IP license	8,853	207	—	—
ii) research and development services considered distinct within the agreements	1,548	1,038	—	—
iii) delivery of products	—	—	4,035	—
Total	10,401	1,245	4,035	—

During the six months ended June 30, 2025, the Company recognized revenues from:

	over-time		at point-in-time
	2024	2025	2024	2025
	EUR k	EUR k	EUR k	EUR k
i) delivery of research and development services combined with an IP license	16,545	415	—	—
ii) research and development services considered distinct within the agreements	4,289	1,717	—	—
iii) delivery of products	—	—	5,975	6
Total	20,834	2,132	5,975	6

On June 29, 2024, CureVac and Glaxosmithkline Biologicals SA (GSK) entered into a new Licensing Agreement (2024 GSK Agreement) to amend and restate their existing collaboration agreements (CLA1 and CLA2). Under the agreement, CureVac granted GSK a worldwide, non-transferable, royalty-free, sublicensable, exclusive license to use the CureVac licensed intellectual property (IP) for the development and manufacture of the GSK products, as well as a worldwide, royalty-bearing, sublicensable exclusive license to use the CureVac licensed IP for the commercialization of the GSK products. CureVac identified one performance obligation in granting of licenses, whereas the licenses are accounted for as a right to use CureVac’s IP, and one in activities related to the transition and wind down of the GSK program. The new Licensing Agreement replaces all previous financial considerations from the prior collaboration agreements between CureVac and GSK. In the six months ended June 30, 2025, revenue consisted of EUR 493k recognized under the 2024 GSK Agreement.

Prior to the 2024 GSK Agreement, CureVac entered into two collaborations with GSK, CLA1 and CLA2, wherein GSK and CureVac have developed mRNA vaccine candidates for infectious diseases including seasonal influenza, COVID-19 and avian influenza. Under the previous CLA1 and CLA2 agreements, CureVac recognized revenue over time for the combined performance obligation where CureVac grants its customer a license which was bundled with research and development services relating to the technology. The Group accounted for this as a single obligation overtime. The upfront payment, attributable to the IP license, was recognized straight-line from the effective date of the collaboration agreement through to the agreed estimated submission date for authority approval. The second performance obligation, only applicable to CLA 1, consisted of research and development project work which was recognized over time. In the six months ended June 30, 2024, revenue consisted of EUR 17,622k recognized under both collaboration agreements with GSK.

The Group has received upfront and milestone payments which were initially deferred and are subsequently recognized as revenue as the Group renders services over the performance period. Below is a summary of such payments and the related revenues recognized:

		Upfront and	Upfront and
		milestones payments included	milestones payments included
		in contract	in contract
	Upfront and milestone	liabilities at	liabilities at
Customer	payments	December 31, 2024	June 30, 2025
		(EUR k)	(EUR k)
GSK	EUR 645,000k	—	—
CRISPR	USD 8,500k (EUR 7,626k)*	—	174
Total		—	174
*	Translated at the currency exchange rate prevailing on the transaction date.

	Revenue recognized from
	upfront and milestones payments
	for three months ended		for six months ended
	June 30,		June 30,
Customer	2024	2025	2024	2025
	(EUR k)	(EUR k)	(EUR k)	(EUR k)
GSK	7,179	—	13,333	—
CRISPR	1,674	207	3,212	415
Total	8,853	207	16,545	415

Contract balances:

	December 31,	June 30,
	2024	2025
	EUR k	EUR k
Trade receivables	14,077	409
Contract assets	2,764	—
Contract liabilities (non-current)	—	174

3.2 Cost of sales

The cost of sales consists of the following:

	Three months ended June 30,		Six months ended June 30,
	2024	2025	2024	2025
	EUR k	EUR k	EUR k	EUR k
Personnel	(9,024)	(129)	(21,420)	(192)
Materials	(28,711)	(1,804)	(34,080)	(2,353)
Third-party services	(1,095)	(279)	(22,461)	(542)
Maintenance and lease	(536)	—	(1,733)	—
Amortization and depreciation	(1,074)	(1)	(2,103)	(1)
Other	(283)	—	(616)	—
Total	(40,723)	(2,212)	(82,412)	(3,087)

For the six months ended June 30, 2025, cost of sales decreased significantly in comparison to the corresponding period in 2024. This change was primarily attributable to the changed corporate strategy (associated with the 2024 GSK Agreement), resulting in a change in the activities of the Group towards R&D. Accordingly, the costs of the manufacturing organization subsequent to this change are recognized as R&D expenses rather than cost of sales. Third-party services for the six months period ended June 30, 2024, included the increase of a CMO (contract manufacturing organization) provision (refer to Note 6 for further information). Materials for the three and six months ended June 30, 2024 included the expense associated with the write-down of raw materials which would have been recoverable under the previous GSK collaboration.

3.3 Research and development expenses

R&D expenses consist of the following:

	Three months ended June 30,		Six months ended June 30,
	2024	2025	2024	2025
	EUR k	EUR k	EUR k	EUR k
Materials	(3,719)	(1,971)	(9,280)	(3,834)
Personnel	(10,344)	(17,522)	(19,402)	(35,644)
Amortization, depreciation and impairment	(5,802)	(2,434)	(7,642)	(5,081)
Patents and fees to register/protect a legal right	(5,598)	(3,681)	(10,057)	(9,448)
Third-party services	(3,992)	(7,208)	(8,677)	(13,363)
Maintenance and lease	(1,383)	(1,708)	(3,404)	(4,174)
Other	(254)	(356)	(455)	(929)
Total	(31,093)	(34,879)	(58,918)	(72,473)

During the six months ended June 30, 2025, research and development expenses increased in comparison to the same period of 2024. As described above, the costs of the Company’s manufacturing organization are recognized as R&D expenses rather than cost of sales following the change in strategy. Consequently, personnel costs, among other costs categories, increased compared to the same period of 2024.

The three and six months ended June 30, 2024, include the reimbursement from GSK on the development costs incurred by CureVac related to CV2CoV, or CLA 2. Since the first EUR 100,000k on development costs of CLA 2 was achieved in August 2023, CureVac recognized GSK’s reimbursement on CLA 2 as an offset against research and development expenses. In addition, as the Company decided to stop an early-stage R&D-program due to strategic reasons, related license agreements with a collaboration partner were terminated and already capitalized licenses with a remaining book value of EUR 3,248k were impaired, as no future use was anticipated.

3.4 General and administrative expenses

General and administrative expenses consist of the following:

	Three months ended June 30,		Six months ended June 30,
	2024	2025	2024	2025
	EUR k	EUR k	EUR k	EUR k
Personnel	(4,986)	(5,196)	(11,157)	(10,463)
Maintenance and lease	(1,260)	(2,113)	(2,304)	(3,473)
Third-party services	(4,688)	(6,708)	(12,307)	(12,527)
Legal and other professional services	(2,298)	(8,900)	(3,799)	(10,475)
Amortization and depreciation	(2,225)	(1,895)	(4,456)	(4,074)
Other	(474)	(582)	(1,027)	(791)
Total	(15,931)	(25,394)	(35,050)	(41,803)

During the six months ended June 30, 2025, general and administrative expenses increased in comparison to the same period of 2024 due to increased legal advice and third-party services related to the proposed transaction with BioNTech (refer to Note 1 for further information).

4. Issued Capital and Reserves

According to the Company’s articles of association, the Company’s authorized shares are divided into 386,250,000 common shares and 386,250,000 preferred shares, each having a nominal value of EUR 0.12.

As of June 30, 2025, no preferred shares had been issued, and all issued common shares issued and outstanding were fully paid.

The number of common shares issued and outstanding developed as follows:

Common shares issued and outstanding at December 31, 2024	224,338,257
Share issuances for option exercises and RSU releases between January to March 2025	821,105
Common shares issued and outstanding at March 31, 2025	225,159,362
Share issuances for option exercises and RSU releases between Apr to Jun 2025	13,387
Common shares issued and outstanding at June 30, 2025	225,172,749

The development of the common shares issued and outstanding for the comparative period is as follows:

Common shares issued and outstanding at December 31, 2023	223,988,675
Share issuances for option exercises and RSU releases between Jan to Mar 2024	317,005
Common shares issued and outstanding at March 31, 2024	224,305,680
Share issuances for option exercises and RSU releases between Apr to Jun 2024	8,333
Common shares issued and outstanding at June 30, 2024	224,314,013

5. Share-based payments

The income / (expense) for share-based payment is as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2025	2024	2025
	EUR k	EUR k	EUR k	EUR k
Cost of sales	(221)	—	(199)	—
Selling and distribution expenses	(89)	(97)	(119)	(161)
Research and development expenses	(452)	(881)	(659)	(1,539)
General and administrative expenses	(320)	(440)	(537)	(790)
Other operating expenses	(162)	(120)	(219)	(204)
Total	(1,244)	(1,538)	(1,731)	(2,694)

Expense recognized for the equity-settled programs was as follows:

	Three months ended June 30,		Six months ended June 30,
Program	2024	2025	2024	2025
	EUR k	EUR k	EUR k	EUR k
LTIP Stock Options	(68)	(1,130)	(158)	(1,931)
RSU Supervisory Board	(162)	(63)	(219)	(125)
Prior VSOP	(3)	—	(7)	—
LTIP RSUs	(1,011)	(345)	(1,347)	(638)
Total	(1,244)	(1,538)	(1,731)	(2,694)

On January 1, 2025, the Group awarded 3,163,386 options to various key employees. The grant was made under the terms of the long-term incentive plan (LTIP) put in place by CureVac N.V. Options will be settled in shares of CureVac N.V. A Monte Carlo simulation has been used to measure the fair value at the grant date. The inputs used in the measurement of the fair value at grant date were as follows:

Weighted average fair value per option	EUR 1.71
Weighted average share price (10-days VWAP before grant date)	EUR 2.92
Exercise price (USD 3.04)	EUR 2.92
Expected volatility (%)	65.0%
Expected life (years)	3.39
Risk-free interest rate (%)	4.35%

On February 24, 2025, the Group awarded 284,909 options to the Supervisory Board members and 2,461,018 options to the Executive Board and various key employees. The grant was made under the terms of the long-term incentive plan (LTIP) put in place by CureVac N.V. Options will be settled in shares of CureVac N.V. A Monte Carlo simulation has been used to measure the fair value at the grant date. The inputs used in the measurement of the fair value at grant date were as follows:

Weighted average fair value per option	EUR 1.54
Weighted average share price (10-days VWAP before grant date)	EUR 3.34
Exercise price (USD 3.48)	EUR 3.34
Expected volatility (%)	70.0%
Expected life (years)	3.51
Risk-free interest rate (%)	4.21%

Exercise of options

No options were exercised within the six months ended June 30, 2025.

6. Other liabilities, Provisions and Contingencies

During the six months ended June 30, 2025, the increase of EUR 8,747k in other liabilities and provisions (current and non-current) was primarily due to higher accruals for outstanding invoices mainly related to legal advice and other third-party services provided related to the proposed transaction with BioNTech (refer to Note 1 for further information), partly compensated by the usage of restructuring provisions in an amount of EUR 1,259k recorded as of December 31, 2024, mainly for severance payments related to the strategic restructuring of the organization in 2024.

The corresponding period in 2024 was affected by the Group’s involvement in disputes with former contract manufacturing organizations (CMO) in connection with the adjustment of the Group’s external European manufacturing network after the withdrawal of the EMA dossier for CureVac’s vaccine candidate, CVnCoV.

In April 2022, Celonic Deutschland GmbH & Co.KG initiated arbitration proceedings according to the procedural rules of the German Arbitration Institute against CureVac also requesting payments based on a terminated agreement. The proceedings were decided by final arbitral award in May 2024. The arbitration tribunal granted part of Celonic’s claims (approx. 65%) and rejected part of them (approx. 35%). The award exceeded the amount previously provisioned leading to an additional charge of EUR 17,098k recorded in cost of sales for the six months ended June 30, 2024.

In July 2024, the Company received the last ruling of its three CMO arbitrations. In 2022, Wacker Biotech B.V. (Wacker) initiated arbitration proceedings according to the procedural rules of the German Arbitration Institute against the Company, following the termination of the agreement by CureVac after the withdrawal of the EMA dossier of CVnCoV, the Company's first generation SARS COV - 2 vaccine candidate. The Company defended against Wacker's claims in written submission and the oral hearings. In the final award, the arbitration tribunal awarded 30% of Wacker's claims. The provision related to the Wacker arbitration therefore decreased by EUR 2,091k.

On November 30, 2020, the Company entered into an Advance Purchase Agreement (“APA”) with the European Commission (“EC”), acting on behalf and in the name of all Member States of the European Union, which provided for the advance purchase by the Member States of 225 million doses of the COVID-19 (CVnCoV) vaccine to be allocated among the Member States and the option to purchase up to an additional 180 million doses. Pursuant to the terms of the APA, the Company received an upfront payment of EUR 450,000k. Such upfront payment had to be used solely for the development and commercial supply of CVnCoV. In October 2021, the Company notified the EC of the withdrawal of the regulatory approval application for CVnCoV, which automatically terminated the APA. On July 24, 2024, the EC informed the Company that it has mandated an audit firm to perform an audit on the Company’s implementation of and compliance with the terms and conditions of the APA. The Company believes it has fully complied with the terms of the APA. During June and July 2025, the Company responded to inquiries by and had meetings with the audit firm. Based upon these interactions and in consultation with external legal and financial advisers, management concluded that currently it is not probable that a material repayment of the upfront payment will ultimately be required. In addition, it is currently not practicable to estimate the amount of the related contingent liability. Under the terms of the APA, the EC will deliver to the Company a provisional report which the Company will be able to comment on within a 30-day period. Thereafter, the EC will provide the Company with a final report within an additional 60-day period. If pursuant to the final report the EC seeks to request repayment of a portion of the EUR 450,000k upfront payment which the Company received under the APA and if the Company is not successful in defending themselves and asserting their rights to avoid repayment, such repayment obligations could have a material adverse effect on the Company’s business and financial condition.

7. Income tax

Income taxes for the six months ended June 30, 2025, were calculated based on estimated annual effective income tax rates on ordinary income before tax adjusted by the tax effect of any discrete items. For the six months ended June 30, 2025, the plan tax rate for CureVac N.V. was approximately 30%. The effective tax rate considers the impact on current tax expenses, the usage of loss carryforwards and management’s assessment of the requirements in IAS 12.

8. Earnings per share

Basic earnings per share is calculated by dividing the Company’s consolidated net loss by the weighted average number of common shares outstanding in the fiscal period.

The weighted average number of common shares outstanding (basic) for the three and six months ended June 30, 2025 was 225,172,847 and 225,168,213 respectively (2024: 224,349,836 and 224,349,720 respectively).

Diluted earnings per share is calculated using CureVac’s weighted-average outstanding common shares including the dilutive effect of share-based awards as determined under the treasury stock method. The average market price is computed using the closing daily market prices for the period during which the options were outstanding. In periods in which the Company reports net losses, share-based payment awards are excluded from the calculation of earnings per share as their inclusion would have an antidilutive effect. Then, diluted net loss per common share is the same as basic net loss per common share.

Share options and RSUs of 2,121,856 and 7,178,576 were excluded from the computation of diluted weighted average number of shares for the three and six months ended June 30, 2024 and 2025, respectively, because their effect would have been antidilutive.

9. Related party disclosures

Parent and ultimate controlling party

Dievini Hopp BioTech holding GmbH & Co, KG (dievini), which is an investment company dedicated to the support of companies in health and life sciences, was the largest shareholder of CureVac. Together with its related parties, dievini has held shares and voting rights in CureVac of approximately 37% during the last twelve months, dievini is thus the de facto parent of the Group. Dietmar Hopp, Daniel Hopp and Oliver Hopp are the ultimate controlling persons (of the main shareholders) of dievini, and, therefore, control the voting and investment decisions of dievini.

The total amount of transactions with dievini Hopp BioTech holding GmbH & Co. KG or entities controlled by them had no significant impact on the Company’s unaudited interim condensed consolidated financial statements as of and for the three and six months ended June 30, 2025, compared to the details disclosed in Note 17 to the Company’s audited consolidated financial statements included in the Annual Report on Form 20-F as of and for the year ended December 31, 2024.

10. Subsequent events

In August 2025, CureVac SE and CureVac Manufacturing GmbH (together, in this Note, “CureVac”) and GlaxoSmithKline Biologicals SA (“GSK”), entered into arrangements with BioNTech SE and BioNTech Manufacturing GmbH (together, in this Note, “BioNTech”) and Pfizer, Inc. (“Pfizer”) to resolve the pending patent litigation among CureVac, BioNTech and Pfizer in the United States and to establish a framework for resolving litigation and allegations of patent infringement among CureVac, BioNTech and Pfizer outside the U.S. upon the closing of BioNTech’s acquisition of CureVac. As a result of these settlement arrangements, CureVac, BioNTech, and Pfizer filed a Stipulation and Order with the United States District Court for the Eastern District of Virginia, dismissing with prejudice CureVac’s action for patent infringement relating to certain CureVac patents.

Under the terms of the settlement arrangements, BioNTech received a non-exclusive license from CureVac to manufacture, use, import into the U.S., and sell mRNA-based COVID-19 and/or influenza products (“Licensed Products”). This non-exclusive license will be expanded into a worldwide license upon the closing of BioNTech’s acquisition of CureVac. In addition, BioNTech and Pfizer will receive a release from all claims relating to alleged infringement of CureVac and GSK patents in connection with the research, development, manufacture, or sale of the Pfizer-BioNTech COVID-19 vaccine in the U.S. prior to January 1, 2025, and, following the closing of the acquisition, a release from all such claims worldwide.

Pursuant to the settlement arrangements, BioNTech agreed to pay (or cause to be paid) (i) USD 370,000k to GSK within five days after the entry of the dismissal order and (ii) USD 370,000k to CureVac within five days of the earlier to occur of (a) the termination of the Purchase Agreement governing the Transaction or (b) the closing of the exchange offer. BioNTech will pay a 1% royalty on U.S. sales of licensed products to both GSK and CureVac effective as of January 1, 2025. Additionally, CureVac will receive USD 50,000k from GSK for monetizing a portion of U.S. product royalties due under its existing license agreement (2024 GSK Agreement). Following the closing of BioNTech’s acquisition of CureVac, BioNTech will pay GSK a 1% royalty on rest-of-world sales of Licensed Products from January 1, 2025, onwards.